Mail Stop 3561

August 20, 2009

James M. Dahmus
Senior Vice President & Chief Financial Officer
SGS International, Inc.
626 West Main Street, Suite 500
Louisville, Kentucky 40202

> **Re: SGS International, Inc.**
> **File No. 333-133825**
> **Form 10-K: For the Fiscal Year Ended December 31, 2008**

Dear Mr. Dahmus:

We have reviewed the above referenced filings and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We have also asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comment via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the Fiscal Year Ended December 31, 2008

Item 6. Selected Financial Data page 22

1. We note that you disclose non-GAAP measures "EBITDA", "Adjusted EBITDA", and "Adjusted Working Capital" in your Form 10-K. However, we note that you have not disclosed all the additional items required when disclosing a non-GAAP financial measure. As such, please supplementally tell us and disclose in future filings the following items for each non-GAAP measure presented:

    - An explanation as to why the presentation of this non-GAAP performance measure provides useful information to investors regarding your financial condition and results of operations, and

- An explanation regarding any additional purposes for which management uses the Non-GAAP measure.

Please note that the use of non-GAAP measures requires substantive reasons, specific to you, why the measures are useful to investors. Alternatively, please discontinue the presentation of these non-GAAP measures. Refer to Item 10(e) of Regulation S-K for further guidance.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operation - Sales page 25

2. Please supplementally quantify for us and in future filings the amount of revenue generated by each material product or service offered and consider including an analysis of revenue on this basis. In addition, consider whether the revenue generated by each of the material product and service offerings should be separately disclosed in the footnotes to your financial statements pursuant to paragraph 37 of SFAS No. 131.

Item 8. Financial Statements and Supplementary Data
Summary of Significant Accounting Policies – Revenue Recognition page F-9

3. Please supplementally tell us and revise your future filings to expand your accounting policy for revenue recognition to specifically address your accounting for each significant type of revenue. For example, we note that you provide the following services which you have not specifically addressed in your revenue recognition policy:

- creative services - brand identity, concept, naming and logo development, package design, interactive development, photography, illustration, and copywriting;

- print support services; and

- enterprise solutions - workflow management, digital asset management, process audits, color management, and IT consulting services.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Aamira Chaudhry at 202-551-3389 with any questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief